United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Seventh Generation Interfaith Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Province of Saint Joseph of the Capuchin Order

ADDRESS OF PERSON RELYING ON EXEMPTION: 930 West State Street, Milwaukee WI 53233

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Subject: Exempt Solicitation on Shareholder Proposal — Additional Report on Lobbying Activities (Item #5)

RECOMMENDATION:

The Province of Saint Joseph of the Capuchin Order is urging shareholders to vote FOR the shareholder proposal requesting an additional report on lobbying activities (Item 5 in the proxy statement) at the Boeing shareholder meeting on April 29, 2022.

RESOLVE:

The shareholders of Boeing request the preparation of a report, updated annually, disclosing:

•	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
•	Payments by Boeing used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
•	Boeing’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.
•	Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Boeing shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to Boeing’s reputation and shareholder value. In the wake of the January 6, 2021 riots, transparency and accountability of corporate lobbying activities and expenditures are increasingly important.

Transparency and accountability of corporate lobbying activities and expenditures have become especially important given recent events. Investors are also asking companies to disclose contributions they make to trade associations and other third-party groups that use these contributions to influence policy.

Need for Transparency in the Wake of the Capitol Insurrection

After January 6, 2021, Boeing announced it would pause its PAC contributions. But the lingering question is whether these changes that companies like Boeing made in response to the Jan. 6 insurrection will be simply temporary measures to repair reputational damage, or something more lasting.1

The concern for investors is that, although Boeing has a large lobbying footprint, a complete picture of its spending to influence public policy, including payments to third-party groups and unreported grassroots lobbying, is unavailable for shareholders. More broadly, the attack on the U.S. Capitol and the “Big Lie” challenging the validity of the election results has revealed an entirely new level of reputational risk for corporate lobbying (and political) expenditures, particularly to third-party groups.

We believe Boeing needs to commit to corporate political responsibility by increasing its transparency through disclosing all of its third-party spending to influence public policy. In this letter, we will show support for this proposal is warranted because:

•	Reputation is an important component of shareholder value;
•	Boeing’s current disclosures are inadequate
•	Dark money spending through trade associations and social welfare groups presents unknown risks; and
•	Boeing could easily provide details of its lobbying to investors.

Corporate Reputation Is an Important Component of Shareholder Value

•	Boeing’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.
•	A company’s reputation can meaningfully influence its financial performance, and a damaged or lost reputation is difficult to repair: According to the Conference Board, companies with a high reputation rank perform better financially than lower ranked companies, and executives find it is much harder to recover from a reputational failure than to build and maintain reputation.[2]
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[3] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[4]

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1 https://www.newyorker.com/business/currency/corporate-america-reckons-with-its-role-enabling-trump

2 “Reputation Risk,” The Conference Board, 2007, p. 6.

3 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

4 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[5]
•	Clearly, corporate reputation has significant impact on shareholder value.

Disclosure Gaps - Boeing Investors Need a Lobbying Report

•	Information on Boeing’s federal, state and international lobbying spending is difficult to obtain, limited and non-consolidated. Boeing fails to provide to a comprehensive lobbying report where stakeholders can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet Boeing has a broad lobbying footprint.

Federal Lobbying – Boeing Spends Millions Each Year

•	Boeing spent $192,750,000 on federal lobbying from 2010-2021, and $26,080,000 in 2020 and 2021 alone. Boeing has drawn scrutiny for “lobbying Congress to buy aircraft that we don't need.”[6] Since 1998, Boeing has spent more than $314 million on federal lobbying, making it the 9th largest spender during that time.[7] Yet Boeing fails to disclose these amounts to shareholders as requested.

•	They have been described as “one of the US’s most powerful lobbyists[8] and “one of the biggest players in the Washington influence game.”[9]

•	Boeing has drawn scrutiny for “lobbying Congress to buy aircraft that we don't need.”[10]

State Lobbying – Information on Boeing’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible,” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[11]

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5 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4.

6 https://thehill.com/business-a-lobbying/business-a-lobbying/566189-navy-admiral-criticizes-defense-contractors-over.

7 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

8 “Boeing’s 737 Max Fleet ‘Will Remain Grounded for Weeks,’” The Guardian, March 14, 2019, https://www.theguardian.com/world/2019/mar/14/ethiopian-airlines-boeing-737-max-black-boxes-arrive-paris, accessed March 18, 2019.

9 “Boeing a Major Lobbying Player on Capitol Hill,” CNN, March 13, 2019, https://www.cnn.com/2019/03/12/politics/boeing-capitol-hill-lobbying/index.html, accessed March 18, 2019.

10 https://thehill.com/business-a-lobbying/business-a-lobbying/566189-navy-admiral-criticizes-defense-contractors-over.

11 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513, accessed March 18, 2019.

•	Boeing fails to provide any details of its state lobbying expenditures as requested by the proposal. Boeing only provides investors links to five state websites for California, Florida, Missouri, Texas and Washington. This incomplete disclosure fails to provide the amounts, as requested. It also requires the user to look up Boeing’s reports. It also fails to provide links to other state Boeing lobbies in, including Alabama, Arizona, Illinois, New Mexico, Oklahoma and South Carolina.

•	Boeing’s state-level lobbying spending is likely significant. According to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, Boeing spent $1.3 million between 2012 and 2015.[12]

•	In California, Boeing spent $1.2 million from 2010 – 2021 on lobbying.[13]

•	In the state of Washington, Boeing’s lobbying through its trade association Aerospace Works for Washington[14] to preserve $8.7 billion in tax breaks has drawn scrutiny. [15]

International Lobbying

•	Boeing also lobbies abroad, reportedly spending between €500,000 – €599,000 on lobbying in Europe for 2020.[16]
•	Boeing has attracted scrutiny for funding the EU Reporter, described as “EU lobbying dressed up as journalism.” EU Reporter reportedly presents its coverage as straight news — with rarely an indication that a company or government paid for, or was associated with, the articles. Further, when the publication’s articles touch on one of its clients, that coverage is frequently positive.[17]

The Company We Keep: Boeing Does Not Provide Comprehensive Dark Money Disclosure

•	Shareholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. This means companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

•	Undisclosed company payments/dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[18] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

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12 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 30. The study examined the largest 100 S&P 500 companies, adjusted for sector distribution.

13 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146240&session=2021&view=activity.

14 https://aerospaceworksforwa.com/coalition/

15 “Boeing, Lobby Group Team up to Defend $8.7 Billion in State Tax Breaks,” Reuters, January 10, 2017.

16 https://ec.europa.eu/transparencyregister/public/consultation/displaylobbyist.do?id=62505293737-81.

17 https://www.politico.eu/article/brussels-eu-media-peddling-undisclosed-influence/.

18 https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

Boeing Doesn’t Disclose All Social Welfare Group Spending (AKA Dark Money), and It Should.

•	Boeing’s disclosure notably leaves out SWGs (501(c)(4) organizations), entities which can engage in lobbying. Proponents and other supporters of this resolution are asking Boeing to illustrate its commitment to corporate political responsibility by disclosing ALL payments to third-party groups that use its dues money to influence policy (‘dark money payments’).

•	The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[19] In 2018, FirstEnergy had agreed to disclose its trade association lobbying payments but failed to include its payments to SWGs, leaving a loophole FirstEnergy allegedly used to make over $60 million in undisclosed dark money payments.

•	The dark money connections to the Capitol riot further highlight that social welfare groups can impact and pose risks to shareholders. For example, The Rule of Law Defense Fund is a social welfare group that helped organize the protest before the insurrection and is an arm of the Republican Attorneys General Association (RAGA).[20] Boeing reportedly has given RAGA $175,000 in contributions since 2014;[21] concerningly, shareholders have no way to know if Boeing also made direct contributions to the Rule of Law Defense Fund, because Boeing fails to provide disclosure of its contributions to social welfare groups.

Trade Association Blind Spot

•	Boeing’s disclosures of its participation and memberships in Trade Associations is limited, lacking detail with respect to amounts spent, alignment with corporate priorities, and process and engagement.
•	Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.7 billion since 1998.[22]
•	Boeing shareholders face a trade association blind spot, as Boeing fails to disclose a closed top limit for its trade association payments. Its 2021 trade association disclosure notes Boeing belonged to 14 trade associations which received more than $50,000 in dues.[23] All a reader can tell here is that these organizations received over $50,000. There is no way for a reader to know whether these trade associations received $50,001, $500,000 or $5,000,000 in dues. Not knowing the specifics is a problem for shareholders. It is also unclear whether this disclosure captures any payments in addition to dues made to trade associations, or the portions of these payments used for lobbying.

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19 https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

20 https://documented.net/2021/01/republican-attorneys-general-dark-money-group-organized-protest-preceding-capitol-mob-attack/.

21 https://substack.documented.net/p/more-raga-donors-freeze-funding.

22 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

23 https://www.boeing.com/resources/boeingdotcom/company/key_orgs/pdf/Trade_Association_Disclosure_2021.pdf.

•	For example, Boeing belongs to the Aerospace Industries Association of America, Business Roundtable, National Association of Manufacturers and US Chamber Commerce, which together spent $112,360,000 on lobbying for 2021. Yet all a reader of its annual report can tell is that Boeing gave each of these groups more than $50,000 and they used 20 to 40 percent of Boeing’s payments for lobbying. Did Boeing give the Chamber $100,000 with $25,000 used for lobbying or $1,000,000 with $250,000 for lobbying? Without disclosing the amounts, a reader cannot tell if Boeing is potentially very large payments which are being used to influence public policy.
•	Boeing’s incomplete third-party disclosure lags many of its peer group members which are providing disclosure of their trade association and social welfare group payments and the amounts used for lobbying, including 3M, AT&T, Cisco, ExxonMobil, Honeywell, Intel, Lockheed Martin, Microsoft, Northrop Grumman, Procter & Gamble and Raytheon.[24]

Trade Association Lobbying Misalignments Create Reputational Risk.

•	We believe Boeing’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts Boeing’s public position, including on climate, shareholder rights and worker safety.

•	Boeing notes the issue of sustainability alignment with its environmental goals and commitments could harm its reputation. In its 2021 10-K, Boeing notes “from time to time, in alignment with our sustainability priorities, we establish and publicly announce goals and commitments to improve our environmental performance, such as our recent operational goals in areas of GHG emissions, energy, water and waste. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.”[25]

•	We are concerned that Boeing’s lack of disclosure presents reputational risk when its lobbying contradicts company public positions or takes controversial positions. For example:

o	Boeing believes in addressing climate change,[26] yet the Chamber of Commerce opposed the Paris climate accord.[27]

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24 Intel, Procter & Gamble and Raytheon disclose their trade association and social welfare group payments, as well as the portions used for lobbying. Cisco, Microsoft and Northrop Grumman disclose their trade association payments, as well as the portions used for lobbying. AT&T and ExxonMobil disclose their trade association and social welfare group payments used for lobbying. 3M, Honeywell and Lockheed Martin disclose their trade association payments used for lobbying.

25 Boeing 2021 10-K, pgs. 18 – 19.

26 http://www.boeing.com/principles/environment/report/index.page

27 https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members

o	Boeing signed a statement opposing state voter restrictions, yet the Chamber lobbied against the For the People Act.[28]
o	While Boeing has previously drawn scrutiny for avoiding federal taxes,[29] its trade associations lobbied against raising corporate taxes to fund health care, education and safety net programs.[30]
o	Boeing signed the BRT Statement on the Purpose of the Corporation[31] to be responsible to all stakeholders, yet the BRT lobbied to limit the right of shareholders to file resolutions.[32]
o	While Boeing assisted COVID-19 recovery and relief efforts,[33] the Chamber of Commerce has lobbied against the Administration’s use of the Defense Production Act.[34]
o	This track record of Boeing’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, shareholders cannot determine whether Boeing is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and shareholders’ objectives and long-term interests.

Other Companies Are Reporting Significant Lobbying and Public Policy Issues

•	Companies have begun producing reports which assess the alignment between company positions, including on climate change, and the positions and lobbying of their key trade associations. Examples of companies producing reports include BP, Pfizer, GM, Bayer and Shell.
•	Boeing uses the Global Reporting Initiative (GRI) for sustainability reporting. GRI Standard 415: Public Policy “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.”[35]
•	Under GRI Standard 415, a company “should report:
o	(1) the significant issues that are the focus of its participation in public policy development and lobbying;
o	(2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.”
•	We believe GRI-reporting companies like Boeing should be evaluating and disclosing the significant issues it lobbies on and any differences between its lobbying positions and its stated polices, goals and public positions.

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28 https://thehill.com/business-a-lobbying/business-a-lobbying/554430-watchdog-group-launches-campaign-to-pressure?rl=1.

29 https://itep.org/boeing-paid-tax-rate-of-8-4-in-previous-decade-but-trump-to-speak-about-why-it-needed-his-corporate-tax-cut/.

30 https://www.washingtonpost.com/us-policy/2021/08/31/business-lobbying-democrats-reconciliation/.

31 https://opportunity.businessroundtable.org/wp-content/uploads/2019/08/BRT-Statement-on-the-Purpose-of-a-Corporation-with-Signatures.pdf

32 https://www.cnn.com/2019/11/08/investing/shareholder-rights-proxy-proposals/index.html

33 https://www.boeing.com/covid19/index.page

34 https://www.nytimes.com/2020/03/22/us/politics/coronavirus-trump-defense-production-act.html

35 https://www.globalreporting.org/standards/media/1030/gri-415-public-policy-2016.pdf.

Boeing’s Trade Association Ties to Controversial Groups

•	Boeing’s membership in certain trade associations also has significant indirect impact. For example, the Chamber and National Association of Manufacturers (NAM) are both members of the American Legislative Exchange Council (ALEC), serving on its Private Enterprise Advisory Council.[36]

•	ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. More recently it has drawn attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[37] as well as promoting voter suppression[38] and critical race theory.[39]

•	Even before the riots, ALEC drew negative scrutiny for putting brand reputations at risk when a lawyer associated with it was involved in a phone call President Trump made to Georgia Secretary of State Brad Raffensperger in an attempt to overturn election results.[40]

Boeing’s Opposition Statement is Inadequate

•	Boeing claims this proposal is unnecessary. It points to a high ranking in the Center for Political Accountability’s CPA-Zicklin report that measures political disclosure and accountability policies and practices of companies in the S&P 500. However, this argument continues to be misleading since the Company’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure.[41] The Company conflates political and lobbying spending disclosures in its Opposition Statement and implies that both issues are covered in the ranking. The fact that the Company touts being ranked as a trendsetter on the CPA-Zicklin Index, a measurement of transparency in political contributions but not lobbying, suggests that Boeing could, in fact, become a leader in lobbying disclosure as well.
•	The Company’s Statement Against the Shareholder Proposal states that it “is deeply committed to political transparency” and “believes that a proposal seeking an additional report containing much of the same data we already disclose would not add value to shareholders, yet would result in the expenditure of additional resources by the Company.”
•	However, as we have demonstrated, Boeing is failing to provide investors what the proposal is asking for. If Boeing believed in transparency, then it would provide shareholders disclosure of its lobbying as asked here. Boeing’s existing practices fail to provide a unified disclosure report to shareholders capturing its federal and state lobbying payments, including through trade associations and social welfare groups.

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36 https://www.alec.org/group/private-enterprise-advisory-council-2/

37 https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

38 https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

39 https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

40 https://www.triplepundit.com/story/2021/reputation-alec-trump-phone-call/709706

41 https://www.politicalaccountability.net/wp-content/uploads/2022/04/CPA-CPA-Zicklin-Index-statement-on-what-it-covers-does-not-cover-04-21-22-.pdf

•	The claim a report would result in expenditures of additional resources is misleading. Other companies are able to provide this information shareholders. ExxonMobil just put out a lobbying report[42] capturing federal, state and grassroots lobbying and including all of its payments to third parties used for lobbying, showing this can be done.[43] If Exxon can put out a report, so can companies like Boeing.
•	Boeing is required to report its federal and state lobbying, knows what its pays trade associations and social welfare groups and has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

***

Conclusion

We encourage all interested investors to take a look at Boeing’s existing disclosures and assess: do they currently provide you with a clear idea of how and where the company is lobbying, to what end and with what efficacy, and how those activities are aligned with your interests? Could you cite a number that represents how much the company has spent on influencing public policy, directly or indirectly, and with what partners, and on what issues? Beyond its activities in the US, do you have a clear understanding of how the company attempts to impact policies in non-US jurisdictions?

If you don’t like the level of transparency and disclosure you find, we encourage you to vote in support of this proposal.

Lobbying Transparency: What Gets Disclosed Gets Managed.

What we have argued are Boeing’s inadequate lobbying disclosure practices highlight the critical need for the Company to improve its lobbying disclosures, and increase transparency around its lobbying policies, procedures and spending details.

•	If Boeing has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company’s and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Boeing’s best interests, which can be protective of our investment now and in the future.

For all of the above reasons, we urge shareholders to vote FOR Item 5, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Robert Wotypka, OFM Cap.

Corporate Responsibility Agent

The Province of Saint Joseph of the Capuchin Order

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42 https://corporate.exxonmobil.com/-/media/Global/Files/policy/lobbying/ExxonMobil_2020-Lobbying-Report.pdf.

43 https://rollcall.com/2022/03/10/exxon-mobils-lobbying-report-sets-benchmark-esg-advocates-say/.

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Province of Saint Joseph of the Capuchin Order is not able to vote your proxies, nor does this communication contemplate such an event. The Province of Saint Joseph of the Capuchin Order urges shareholders to vote for Item 5 following the instructions provided on management's proxy mailing.